EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings St
Vancouver, BC V6C 1B4

(the "Issuer")

Item 2.	Date of Material Change

February 15, 2012

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire and other news services on February 15, 2012.

Item 4.	Summary of Material Change

The Company announced the following exploration update on its Railroad and East Camp Douglas Projects in Nevada. Three core rigs and one RC rig continue drilling at the Company’s flagship Railroad Project in the Carlin trend. Progress is good considering the difficult ground conditions. At the key North Bullion Fault Zone, RR11-16, drilling PQ core eastward at a -70° angle, is now at 1483 feet;  RR11- 17, drilling HQ core to the east at -75°, is now at 2232 feet; and RR11-18, drilling NQ core eastward at - 70°, is now at 1235 feet.

On the Company’s East Camp Douglas Project (”ECD”), a 30-hole Notice of Intent has been approved by the Bureau of Land Management and the Reclamation Bond is in place.  A core rig is being set up on site A-4.

Item 5.	Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

February 15, 2012

GOLD STANDARD VENTURES CORP.
By:

“Richard Silas”
Corporate Secretary

(Please print here name of individual whose signature appears above.)

GOLD STANDARD RELEASES FURTHER EXPLORATION UPDATE ON RAILROAD AND EAST CAMP DOUGLAS PROJECTS

Vancouver, B.C., - February 15, 2012 - Gold Standard Ventures Corp. (“Gold Standard”) (TSXV: GV; OTCQX: GDVXF) www.goldstandardv.com today announced the following exploration update on its Railroad and East Camp Douglas Projects in Nevada.

Three core rigs and one RC rig continue drilling at the Company’s flagship Railroad Project in the Carlin trend. Progress is good considering the difficult ground conditions. At the key North Bullion Fault Zone, RR11-16, drilling PQ core eastward at a -70° angle, is now at 1483 feet;  RR11- 17, drilling HQ core to the east at -75°, is now at 2232 feet; and RR11-18, drilling NQ core eastward at - 70°, is now at 1235 feet. All three holes are angled into the recently identified north-south-trending target zone testing for high-grade structures which would have fed the broader North Bullion Fault Zone target area, http://goldstandardv.com/wp-content/uploads/2010/01/nbf-drill-holes.jpg.  “These angled holes are designed to test for multiple, steeply-dipping, mineralized feeders that are common to the major gold deposits on the Carlin Trend,” states Dave Mathewson, Vice President of Exploration. “These holes have intersected the target stratigraphy where expected and we anticipate completing these holes before shutting down for the season.” The North Bullion Fault Zone is within an area in which drilling is restricted from March 1 through May 15 for Sage Grouse “strutting”.

On the Company’s North Ridge Target Zone, a previously undrilled area mid-way between Newmont’s Rain district and the Company`s  Railroad district, a second RC hole has been completed to 3005 feet through the Webb-Devils Gate target zone and assay results are pending. The RC rig is returning to deepen the first hole drilled on this target which was temporarily suspended at 2000 feet because of drill rig limitations.  “Drilling success with these scout holes could serve to open up considerable exploration potential in this area,” states Mr. Mathewson.
On the Company’s East Camp Douglas Project (”ECD”), a 30-hole Notice of Intent has been approved by the Bureau of Land Management and the Reclamation Bond is in place.  A core rig is being set up on site A-4, http://goldstandardv.com/wp-content/uploads/2010/01/ecd-target-map.jpg.  Additional core rigs will be mobilized to site from the Railroad project upon completion of their respective holes.  The East Camp Douglas property consists of 274 unpatented and 18 patented claims and a fee minerals parcel located within the productive Walker Lane Trend, Nevada. Gold Standard geologists have designed an initial 10 to 12 hole core drilling program, totalling about 10,000 feet, operating through May of this year.  No core drilling has ever been conducted to evaluate any of the multiple targets on this property. Previous drilling has been limited to shallow RC holes.  One of these previous holes intersected 55 feet of 0.51 opt gold from 30 feet to 85 feet down the hole.

The target opportunities at ECD are similar to several other current and former bonanza-style, bulk-mineable, gold-silver districts in Nevada.  Thomas Kilbey of Gladiator Exploration LLC. largely designed the ECD drilling program and states that, in this target type, “significant gold mineralization can be found under the silica caps… just above basement rocks similar to the ore body at Rawhide, or associated with brecciation and silicic alteration in unwelded basal andesite pyroclastics… analogous to gold mineralization at Round Mountain.”  Elizabeth Zbinden, PhD Geology, is providing additional expertise to the project as a full-time contract consultant.

E.L. "Buster" Hunsaker III, CPG-8137, an independent Qualified Person, as defined by NI 43-101, Standards of Disclosure for Mineral Properties, has verified the technical information and evaluated interpretations contained in this news release.

ABOUT GOLD STANDARD VENTURES – Gold Standard Ventures is focused on the acquisition and exploration of district scale gold projects in Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 26,000 acres of prospective ground primarily within North Central Nevada of which 15,349 acres comprise the flagship Railroad Gold Project.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:           604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward looking statements are neither promises nor guarantees, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

All of the forward-looking statements made in this press release are qualified by these cautionary statements and by those made in our filings with SEDAR in Canada (available at www.sedar.com) and with U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml), and in other reports on our website at www.goldstandardv.com at Investors Information.